 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Goodlander, Theodore J. (Last) (First) (Middle) 11 Riverside Street (Street) Nashua, NH 03062 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Storage Computer Corporation SOS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           CEO and President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Storage Computer Corporation Series C Converiible Preferred Stock	1/8/2003		A		225 shares	A	$225,000 (a)	225 shares	I	Kristiania Corp ( a corporation controlled by filer)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Storage Computer Corporation Warrants to purchase common stock	$21.03	1/8/2003		A		186,989 warrants		Currently exercisable	10/31/2003	Common stock	186,989 shares	$ nil	1,018,845 warrants	I	Kristiania Corp ( a corporation controlled by filer)
Storage Computer Corporation Warrants to purchase common stock	$10.58	1/8/2003		A		787,856 warrants		Currently exercisable	8/15/2004	Common stock	787,856 shares	$ nil	1,018,845 warrants	I	Kristiania Corp ( a corporation controlled by filer)
Explanation of Responses:

(a) Conversion price is the lower of $13.25 or a price based on the average of the closing bid prices for the lowest three days in the last thirty trading days on the common stock of Storage Computer corporation. Currently, the conversion price is $.178 per share.
(b) On 10/31/2003 the convertible preferred shares remaining outstanding will automatically convert into common shares at the then determined conversion price.

By: /s/ Theodore J. Goodlander 1/8/2003 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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